UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee of the
Colgate-Palmolive Puerto Rico Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive Puerto Rico Savings and Investment Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 24, 2014

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
Assets
Cash	$—	$5,389
Contributions receivable:
Participants	—	11,553
Employer	27,199	4,144
Dividends receivable	—	608
Investments at fair value	8,821,117	6,331,740
Total assets	8,848,316	6,353,434

Liabilities
Total liabilities	—	—
Net assets available for benefits	$8,848,316	$6,353,434

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

Additions

Net investment income:
Dividends	$198,448
Appreciation in the fair value of investments, net	1,328,362
Net investment income	1,526,810

Contributions:
Employer contributions	664,069
Participant contributions	364,812
Total contributions	1,028,881

Total additions	2,555,691

Deductions

Distributions to participants	60,809
Administrative expense	—

Total deductions	60,809

Increase (decrease) in net assets available for benefits	2,494,882

Net assets available for benefits – beginning of year	6,353,434

Net assets available for benefits – end of year	$8,848,316

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1 .    Description of the Plan

The following description of the Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan was created on February 1, 1994 to provide retirement benefits for eligible employees and is sponsored by Colgate-Palmolive Company Distributors (the “Plan Sponsor”), a wholly-owned subsidiary of Colgate-Palmolive Company. Effective January 1, 2013 the Plan Sponsor designated Banco Popular de Puerto Rico to succeed Oriental Bank and Trust as Trustee of the Plan, Mercer HR Services, LLC to succeed Caribbean Pension Consultants, Inc. as Recordkeeper of the Plan and Mercer Trust Company to succeed Mid Atlantic Capital Corp. as Custodian of the Plan.

The Plan is a defined contribution retirement plan and is administered by the Retirement Committee of the Colgate-Palmolive Puerto Rico Savings and Investment Plan as appointed by the Plan Sponsor. The Plan is subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and to the Puerto Rico Internal Revenue Code of 2011. Employees eligible to participate in the Plan must meet certain requirements and be at least 21 years old.

Effective January 1, 2013, the Company made several adjustments to its Retirement Program including the following: (i) allocating Savings and Investment Plan basic retirement contributions and additional basic retirement contributions in lieu of pension plan accruals; (ii) employees hired after October 31, 2012 are not eligible to participate in the Employees' Retirement Income Plan, but are eligible to participate in the Savings and Investment Plan; (iii) employees are now eligible to participate in the Savings and Investment Plan immediately upon hire. Effective January 2011, the Plan was also amended to comply with the Puerto Rico Internal Revenue Code of 2011.

As of December 31, 2013, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
American Funds Money Market Fund	Primarily short-term U.S. treasury securities and other securities backed by the full faith and credit of the U.S. government, as well as securities issued by U.S. federal agencies
Colgate Common Stock Fund	Colgate-Palmolive Company Common Stock and cash reserve funds
Vanguard Wellington Fund	Equity securities of medium size and large companies and fixed income securities
Vanguard Institutional Index Fund	Equity securities included in the S&P 500 Index in similar proportion
Vanguard Total Bond Market Index Fund	Invests at least 80% of assets in fixed-income securities held in the Barclay's U.S. Aggregate Float Adjusted Bond Index
American Funds EuroPacific Growth Fund	Primarily equity securities of companies outside the U.S., primarily in Europe and the Asia/Pacific basin
Neuberger Berman Genesis Fund	Primarily equity securities of small capitalization companies (total market value of no more than $2 billion at the time of initial investment)
BlackRock LifePath Funds	Primarily invests in a mix of equity, fixed income, and money market funds

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Savings Program

Participant Contributions
Employees can generally contribute to the Plan between 1% and 100% of their eligible compensation. Participants may begin, resume or suspend contributions, change their contribution rate and the allocation of their contributions between pre-tax and after-tax earnings on a daily basis. Participants are always fully vested in their contributions and related investment earnings. Under the Puerto Rico Internal Revenue Code the maximum allowable participant pre-tax contribution was $15,000 and $13,000 for 2013 and 2012, respectively. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum pre-tax contributions are eligible to make additional catch-up contributions. The maximum allowable catch-up contribution under the Puerto Rico Internal Revenue Code was $1,500 for 2013 and 2012, on a pre-tax basis.

Participants may also contribute to the Plan, amounts representing distributions from other qualified benefit plans.

Employees may direct the investment of their contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer their participant account balances among any of the investment funds in the Plan.

Company Matching Contributions
The Employer matches participant pre-tax contributions at a rate of 50% or 75% of the participant's pre-tax contributions, up to a maximum of 6% of participant eligible compensation depending on years of service. Employer matching contributions are invested in Colgate-Palmolive Company Common Stock and are diversifiable on a daily basis, immediately upon allocation, among any of the investment funds in the Plan. Vesting in the Employer’s matching contribution portion of participants’ accounts is based on years of service.  Participants are 50% vested in their matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach 55, become permanently disabled, die, or in the event of Plan termination.

Company Retirement Contributions Program
Effective January 1, 2013, the Company began allocating Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”). BRCs are based on eligible compensation and number of years of service with Colgate-Palmolive Company. Employees with less than 10 years of service will receive 4% of eligible compensation and employees with 10 or more years of service will receive 5% of eligible compensation. ABRCs in the amount of 1% of eligible compensation are made for employees hired prior to November 1, 2012. Employees do not need to make contributions to the Plan to receive BRCs/ABRCs.

Employees may direct the investment of these contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer these account balances among any of the investment funds in the Plan.

Vesting on the BRC and ABRC portion of the participants’ accounts is based on years of service. Participants are 25% vested after 2 but less than 3 years of service, 50% vested after 3 but less than 4 years of service, 75% vested after 4 but less than 5 years of service, and 100% after 5 years, or, if while active, they reach 55, become permanently disabled, die, or in the event of Plan termination.

Participant Accounts

An account is maintained for each participant, credited with the types of contributions described above as well as allocation of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. Stock trading fees apply to transactions involving Colgate-Palmolive Company common stock. The benefit to which a participant is entitled upon termination of employment is the vested portion of the amount accumulated in the participant’s account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death.  Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified in the Plan.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are considered forfeited and can be used first to reduce the Plan’s administrative expenses or to reduce future Company contributions. The forfeiture balance as of December 31, 2013 and 2012 totaled $1,812 and $0, respectively. During 2013, the amount used to reduce Company contributions was $5,034. The remaining amount may be used to reduce future Company contributions or plan administrative expenses.

Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and/or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the Committee shall compute and distribute the value of the accounts of the participants.

2 .    Summary of accounting policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash & Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment Valuation and Income Recognition

The Plan's investments, other than investments in money market funds, are stated at fair value based on quoted market prices. If the fair value differs from quoted market prices, it is the responsibility of Banco Popular de Puerto Rico, the Plan’s trustee, to determine the fair value.

Money market funds are valued based on the amount of cash balances on deposit, which approximates fair value.  Units held in mutual funds are valued at the net asset value of units held by the Plan at year-end based upon quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the average cost method. Dividend income is recorded on the ex-dividend date.

Benefit Payments Recognition

Benefits paid directly to participants are recorded when paid.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

3 .    Tax Status

The Plan Sponsor adopted a prototype plan for which the Plan Sponsor received a favorable opinion dated September 2, 2000 from the Treasury Department of Puerto Rico. Effective January 1, 2011, the Plan was amended and restated to comply, among others, with the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended, and convert the Plan into an individual designed plan. On April 9, 2014, the Plan Sponsor submitted a request to the Puerto Rico Treasury Department for a determination that the Plan is qualified and in compliance with provisions of the Puerto Rico Internal Revenue Code of 2011. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with applicable provisions of the Puerto Rico Internal Revenue Code of 2011.

Accordingly, the Plan is exempt from United States income taxes under Section 1022(i)(1) of ERISA and from Puerto Rico income taxes under Section 1081(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. The effects of such qualification, maintained through the continued operations of the Plan, are to:

•	Exempt the Plan’s investment income from income taxes,

•	Allow the Plan Sponsor to deduct annual contributions, made in accordance with the Plan, for income tax purposes, and

•	Allow eligible employees (participants under the Plan) to exclude such contributions and income earned thereon, from their taxable income until distributed.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4 .    Investments and Fair Value Measurements

Investments

The Plan has investments in Colgate-Palmolive Company Common Stock, mutual funds and money market funds.

On March 7, 2013, the Colgate-Palmolive Company’s Board of Directors approved a two-for-one stock split of the Company’s common stock to be effected through a 100% stock dividend (the “2013 Stock Split”). The record date for the 2013 Stock Split was the close of business on April 23, 2013, and the share distribution occurred on May 15, 2013. As a result of the stock split, shareholders, including the Plan, received one additional share of Colgate common stock, par value $1.00, for each share they held as of the record date. All share amounts of Colgate-Palmolive Common Stock in these Financial Statements and Notes to the Financial Statements are presented on a post-split basis.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012
Colgate-Palmolive Company Common Stock, 92,100 and 79,398 shares in 2013 and 2012, respectively	$6,005,841	$4,150,083
Fidelity Advisor Government Income Class	—	903,921
Fidelity Advisor Growth Opportunities Fund	—	586,837
Fidelity Advisor Balanced Fund	—	427,556
Vanguard Institutional Index Fund	880,984	—
Vanguard Wellington Fund	550,773	—
Vanguard Total Bond Market Index Fund	449,186	—
Total	$7,886,784	$6,068,397

During 2013, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,328,362, as follows:

2013
Colgate-Palmolive Company Common Stock	$1,099,063
Mutual Funds	229,299
Total net appreciation (depreciation) in the fair value of investments	$1,328,362

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.

Money market funds and cash reserve funds: Valued at the amounts of cash balances on deposit, which approximates fair value.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2013:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$6,005,841	$—	$6,005,841
Cash reserve funds	303	—	303
Mutual funds:
Balanced funds	1,130,758	—	1,130,758
Equity Index funds	880,984	—	880,984
International Equity funds	19,752	—	19,752
Equity funds	78,970	—	78,970
Fixed income funds	449,186	—	449,186
Money market funds	—	255,323	255,323
Total Investments at Fair Value	$8,565,794	$255,323	$8,821,117

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2012:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$4,150,083	$—	$4,150,083
Mutual funds:
Balanced funds	427,556	—	427,556
Growth funds	586,837	—	586,837
Fixed income funds	903,921	—	903,921
Money market funds	—	263,343	263,343
Total Investments at Fair Value	$6,068,397	$263,343	$6,331,740

5.    Reconciliation to Form 5500

At December 31, 2013, there are no reconciling items in Net assets available for benefits.

At December 31, 2012, benefit distributions that had been processed and approved for payment as of such date but not yet paid of $2,764 were not reflected in the financial statements.  For reporting to the Department of Labor, these amounts were reported as a liability on Form 5500 as of December 31, 2012. For the year ended December 31, 2013, this amount was reflected as Benefit paid to participants in the financial statements and were not reflected on Form 5500.

6.    Risks and uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

7.    Administrative fees

The Trustee, Recordkeeper and Custodian receive administrative fees for the services performed under the Plan Agreements. Administrative fees for the year ended December 31, 2013 totaled $69,602 and were paid by the Plan Sponsor.

8.    Related Party Transactions

As of December 31, 2013 and 2012, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor's parent company.  This transaction qualifies as a party-in-interest transaction and is allowable under ERISA.

SIGNATURES

The Plan:
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE PUERTO RICO
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date:	June 24, 2014	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date:	June 24, 2014	/s/ Lisa Rivera
Lisa Rivera
Finance Director
Colgate-Palmolive Co., Distr. and Member of the
Retirement Plan Committee

EIN: 66-0388332
PN: 001
SCHEDULE H

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost **	(e) Current value

	Common Stock Fund:

*	Colgate-Palmolive Co. Common Stock	92,100 shares		$3,621,285	$6,005,841
	Employee Benefit Temporary Investment FD	$303			303

	Total Common Stock Fund			$3,621,285	$6,006,144

	Mutual Funds:

	American Funds EuroPacific Growth Fund	403	units		$19,752
	Neuberger Berman Genesis Fund	1,276	units		78,970
	Vanguard Wellington Fund	8,405	units		550,773
	Vanguard Institutional Index Fund	5,204	units		880,984
	Vanguard Total Bond Market Index Fund	42,537	units		449,186
	Blackrock Lifepath Index 2055	601	units		7,242
	Blackrock Lifepath Index 2050	1,744	units		20,768
	Blackrock Lifepath Index 2045	7,727	units		91,021
	Blackrock Lifepath Index 2040	5,741	units		67,116
	Blackrock Lifepath Index 2035	13,574	units		157,051
	Blackrock Lifepath Index 2030	5,853	units		67,249
	Blackrock Lifepath Index 2025	7,713	units		87,701
	Blackrock Lifepath Index 2020	6,688	units		75,237
	Blackrock Life Index Retirement	597	units		6,600

	Total Mutual Funds				$2,559,650

	Money Market Funds:

	American Money Market-R3	$255,323			$255,323

	Total Money Market Funds				$255,323

	Plan Total			$3,621,285	$8,821,117

*	Represents a Party-In-Interest as defined by ERISA
**	Not required for participant-directed investments